JOEL L. RUBINSTEIN

Partner

212 294-5336

JRubinstein@Winston.com

January 22, 2020

VIA EDGAR

James Lopez

Brigitte Lippmann

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CITIC Capital Acquisition Corp.

Draft Registration Statement on Form S-1

Confidentially Submitted November 27, 2019

CIK No. 0001794621

Dear Mr. Lopez and Ms. Lippmann:

On behalf of our client, CITIC Capital Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 20, 2019, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 27, 2019 (the “Draft Registration Statement”).

The Company has filed via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

For ease of review, we have set forth below the comment of the Staff’s letter, in bold, and the Company’s response thereto, including a cross-reference to the location in the Registration Statement of the change made in response to the Staff’s comment.

DRS submitted 11/27/2019

Principal Shareholders, page 113

1.	In footnote (3) to the table, please identify the persons with voting and dispositive power over the shares indirectly held by CITIC Capital MB Investment Limited.

January 22, 2020 Page 2

Response: The Company has revised footnote number 3 beginning on page 113 to identify the persons with voting and dispositive power over the shares held indirectly by CITIC Capital MB Investment Limited.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Sincerely,

/s/ Joel L. Rubinstein